                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                        PIONEER NATURAL RESOURCES COMPANY
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                    723787107
                                 (CUSIP Number)


                                 March 23, 1998
                              (Date of Event Which
                       Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No. 723787107

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Richard E. Rainwater

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                          (a)  [ ]
                                                                     (b)  [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA


   NUMBER OF        5    SOLE VOTING POWER
    SHARES               5,433,929
 BENEFICIALLY
   OWNED BY         6    SHARED VOTING POWER
     EACH                82,202
   REPORTING
    PERSON          7    SOLE DISPOSITIVE POWER
     WITH                5,433,929

                    8    SHARED DISPOSITIVE POWER
                         82,202

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,516,131

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                            [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.5%1

12       TYPE OF REPORTING PERSON (See Instructions)
         IN


-----------------------------

(1)   Based on 100,722,000 shares of Common Stock outstanding as of March
      20, 1998.

                                Page 2 of 5 Pages

ITEM 1.

       (a) Name of issuer:  Pioneer Natural Resources Company

       (b) Address of issuer's principal executive offices: 1400 Williams Square
                                                             West
                                                             5205 North O'Conner
                                                             Boulevard
                                                             Irving, Texas 75039

ITEM 2.

(a)      Name of persons filing:  Richard E. Rainwater

(b)      Address of principal business office:     777 Main Street, Suite 2250
                                                   Fort Worth, Texas  76102

(c)      Citizenship

         Mr. Rainwater is a citizen of the United States of America.

(d)      Title of class of Securities:  Common Stock, par value $0.01

(e)      CUSIP Number:  723787107

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)
                  (ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


                                Page 3 of 5 Pages

          (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [X]

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:  5,516,131

         (b)  Percent of class:  5.5%.

         (c) Number of shares as to which each person has:

               (i)    sole power to vote or to direct the vote:  5,433,929
               (ii)   shared power to vote or to direct the vote:  82,202
               (iii)  sole power to dispose or to direct the disposition of:
                      5,433,929
               (iv)   shared power to dispose or to direct the disposition of:
                      82,202

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Of the 5,516,131 shares of Common Stock reported herein by Mr. Rainwater, 109,324 shares are owned directly by Rainwater, Inc., of which Mr. Rainwater is the sole shareholder, and 82,202 shares (of which Mr. Rainwater disclaims beneficial ownership) are owned by Mr. Rainwater's spouse. Thus, Rainwater, Inc. and Mr. Rainwater's spouse have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 109,324 shares and 82,202 shares, respectively, of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


                                Page 4 of 5 Pages

ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 25, 1998


                                          /s/ J. Randall Chappel
                                          -------------------------------------
                                          Richard E. Rainwater
                                          By: J. Randall Chappel,
                                              Attorney-in-Fact



                                Page 5 of 5 Pages